CTI INDUSTRIES CORPORATION
22160 N. Pepper Road
Lake Barrington, Illinois 60010
Tel: 847-382-1000/Fax: 847-382-1219

November 11, 2011

Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for Fiscal Year ended December 31, 2010
Form 10-Q for Fiscal Quarter ended June 30, 2011
Definitive Proxy Statement on Schedule 14A

Dear Mr. Ingram:

This letter is provided in response to your letter to CTI Industries Corporation (“Registrant”) dated November 2, 2011 including your comments related to Registrant’s filings on Form 10-K for the Fiscal Year ended December 31, 2010, filed on March 31, 2011, on Form 10-Q for the Fiscal Quarter ended June 30, 2011, filed August 15, 2011 and the Definitive Proxy Statement on Schedule 14A filed on April 28, 2011. In this response, we have included your comments with the response to each comment.

Form 10-K for Fiscal Year ended December 31, 2010

Disclosure Controls and Procedures, page 26

1.
We note your statement that “our disclosures were effective as of December 31, 2010 to provide reasonable assurance…” Please confirm, if true, and disclose in future filings, whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:  We confirm with respect to our Report on Form 10-K for the year ended December 31, 2010, and will disclose in future filings, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Signatures, page 31

2.
In future filings, please ensure that your controller or principal accounting officer signs the annual report.  Please see General Instruction D(2) of Form 10-K and the signature page section of Form 10-K for information on required signatures.

Response:  In future filings we will ensure that the controller or principal accounting officer signs the annual report on Form 10-K.

Exhibit Index, page 32

3.	In future filings, please include the exhibit number of the exhibit being incorporated by reference. See Rule 12b-23 of the Securities Exchange Act of 1934.

Response:  In future filings, we will include the exhibit number of each exhibit being incorporated by reference.

Certifications, Exhibits 31.1 and 31.2

4.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, please do not include the title of the certifying individual at the beginning of the certification.

Response:  In future filings, we will not include the title of the certifying individual at the beginning of the certification.

Definitive Proxy Statement

Information Concerning Nominees, page 5

5.
In future filings, for each of your directors, please briefly discuss the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Also, please provide the dates of employment for Mssrs. Collins and Roos for the past five years.  Please see Item 401(e) of Regulation S-K

Response:  In future filings of proxy materials, for each director nominee, we will briefly discuss the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, and we will include the dates of employment for Mssrs. Collins and Roos for the past five years.

Information Relating to Cash Incentives, page 13

6.
We note the description of the Incentive Compensation Plan.  In future filings, please elaborate on how the Compensation Committee establishes the monetary pool used for annual incentive compensation.  Clarify how the Compensation Committee determines the amount in the monetary pool and how the Compensation Committee determines the amount paid to each executive officer.

Response:  In future filings of proxy materials, we will elaborate on how the Compensation Committee establishes the monetary pool used for annual incentive compensation and we will clarify how the Compensation Committee determines the amount in the monetary pool and how the Compensation Committee determines the amount paid to each executive officer.

Form 10-Q for Fiscal Quarter ended June 30, 2011

Exhibit 31.1 and 31.2

7.	We note that you inserted “condensed consolidated” in section 3. In future filings, please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K.

Response:  In future filings we will file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K.

In accordance with the request included in your letter, we wish to state and confirm our understanding that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Timothy Patterson
Vice President of Finance and Administration